Paramount Gold Mining Corp.

237 Argyle Avenue

Ottawa, ON  Canada K2P 3B8

Phone:  613-226-7883

January 19, 2006

BY EDGAR

United States

Securities and Exchange Commission

Washington, DC

20549

Mail Stop 3561

Attention:

Larry Spirgel, Assistant Director

Dear Sirs:

Re:

Paramount Gold Mining Corp. Form 10-SB, as amended File No. 0-51600

We are writing to provide our responses to your comment letter dated January 6, 2006, as received by us January 10, 2006.  We have organized our responses following the same numerical sequence as set out in your January 6, 2006 letter.  We also enclose our amended Form 10-SB incorporating these revisions and further changes we have made to update or improve our disclosure.

General

1.

You still incorrectly list “None” under securities to be registered under Section 12(g). Please see the general instructions for the use of Form 10-SB, which states that the form is used to register a class of securities under Section 12(b) or (g) of the Exchange Act.

We have amended this section accordingly on page 1.

2.

Your response to prior comment 2 indicates that your filing contains updated financial statements for the quarter ended September 30, 2005; however, there are no such financials included in the filing. Please advise why you have not done so and whether you have represented that your company is a public company to potential private investors. Please update your financial statements in the next amendment to Form 10-SB. Refer to Item 310 (g) of Regulation S-B.

It was our error that the updated financial statements were not included in the last amendment, however we have included them in this amendment as Exhibit 4.3. Further, we confirm that at no point have we ever represented to any potential private investor that we are a public company.

Part I

We note your response to prior comment 4, however, your references to the Securities Act and Exchange Act sections concerning the safe harbor for forward-looking statements are not appropriate. Section 27A of the Securities Act and Section 21E of the Exchange Act apply only to a forward-looking statement made by an issuer that meets the requirements as set forth in those Sections. Therefore, the forward-looking statements contained in your filing are not considered forward-looking statements within the meaning of either Section 27A or Section 21E. Please remove.

Please see the revised disclosure as requested on page 3 of the Form 10-SB.  We have removed the reference to the statutory safe harbor in Part 1, page 3 and added the following disclosure:

“This Registration Statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties.  We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements.  The reader should not place too much reliance on these forward-looking statements.  Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the “Risk Factors” section and elsewhere in this Registration Statement.”

Item I

Description of Business

3.

Please see prior comment 6 and move your disclosure that there is no assurance that a commercially viable mineral deposit exists on any of your properties to the first paragraph of this section so that investors can better understand what the significance is of being an exploration stage company.

The disclosure has been moved to the first paragraph of this section on page 4.

4.

 The description you have added concerning the San Miguel property is difficult to understand. For example, we note the disclosure that “[a]t San Miguel, host rocks include tertiary age andesite agglomerates, flow and tuffs that have been intruded by hyperbysal rhodacite bodies.” Please explain the significance of this and the rest of your description of the San Miguel property and your other properties.

Please see the revised disclosure as requested on page 5 of the Form 10-SB.

5.

We note your disclosure that you have “conducted a sampling program at San Miguel,” however please disclose which Phase of the exploration process you are engaged in at this time and how much you have spent to date on these exploration activities. Please revise throughout to clearly state the current status of each property. Also, for each of your properties, disclose the expected timing for each phase of the exploration process.

We describe the phases of the exploration process at San Miguel on page 5, and for Linda on page 6. We do not describe the exploration process for La Blanca as we have not yet completed our due diligence and therefore have not yet decided whether or not we will be proceeding with that property.

6.

We note your disclosure  that “[n]o reserves exist on the property, however, a mid 1970s drill program did outline an 850,000 tonne resource averaging 4.5 ounces per tonne silver.” Please see prior comment 11 and simply state whether there are known reserves. Your disclosure regarding the 1970s finding appears to indicate this is a positive finding regarding whether there are reserves, however, the significance of that finding is unclear. Please revise to clarify.

Please see the revised disclosure on page 5.

7.

We note you have not yet entered into a definitive agreement regarding the Linda property. Please address whether you expect the expected definitive terms to differ from the terms in the letter of intent.

Please see page 6, where we disclose that a definitive agreement has now been signed with the same terms and conditions as the letter of intent. The agreement is in Spanish and has been included as Exhibit 10.9.

8.

Your statement that you have “no real competitors…” is unclear, particularly since you state that there are other exploration companies in the area surrounding your projects. Please revise to clarify.

Please see the updated disclosure on page 8 which has been provided as requested.

9.

We cannot locate your letter of intent dated December 8, 2005 with Drilling Consultants that you indicate is filed as Exhibit 10.3. Please file this letter of intent or advise. In this regard, we note that you have included detailed terms of a letter of intent and a purchase agreement in your business section. Please revise to include a summary of only the material terms of your agreements with Drilling Consultants rather than merely listing all of the terms and please clearly disclose the status of the agreement. Also, it appears that the purchase agreement was entered into based on the terms of the letter of intent, therefore, it is unclear why you have also included the terms of the letter of intent.

We have signed a letter of intent with Drilling Consultants, but have yet to sign a definitive purchase agreement. We are currently completing our due diligence, after which we have to decide whether to proceed with the property. If we decide to proceed, a purchase agreement must be signed by January 31, 2006. The material terms of the purchase agreement will be the same as those in the letter of intent. We have filed the letter of intent as Exhibit 10.3, and revised our disclosure on page 7 and 9 for clarification.

10.

We note that you have copied your letter of intent agreement with American Stellar into your business section. Because the letter of intent is already attached as an exhibit to your Form 10-SB, please revise to summarize the material terms in your business section and clearly state the status under this agreement. For example, please disclose what payments have been made under this agreement.

Please see the updated disclosure on page 8 which has been provided as requested.

Status of Work Program at San Miguel (as of December 12, 2005)

11.

 We note your disclosure in the last paragraph under your San Antonio-El Carmen subsection, however, please revise to clearly state the significance to investors of the results you disclose for each of these areas at San Miguel. Please revise to clearly state the significance of the results you describe regarding your other properties.

Please see the updated disclosure on page 14 which has been provided as requested.

Regulation

12.

We note the disclosure you have added in response to prior comment 15, however, revise to clarify what the process, including the timing, is for obtaining these permits.

Please see the updated disclosure on page 16 which has been provided as requested.

Liquidity

13.

We note your disclosure that “proceeds from the total financing of $817,750 shall be sufficient to fund operations until the end of January 2006.” Please clarify what are your specific liquidity commitments in the next twelve months and how you intend to fund them. For example, please disclose how you define “long-term.” Also, we note your disclosure that “Paramount has budgeted $1,000,000 for a drilling program at San Miguel in Mexico, and $400,000 to fund a drilling program at Linda in Peru. Paramount has sufficient funds to complete pre-drilling work, including permitting, but will need to raise additional funds before actual drilling….” Please disclose the timing of the $1,000,000 and $400,000 payments you expect to make and please revise to clearly state what you expect your capital requirements will be in the next twelve months.

Please see the updated disclosure on page 20 which has been provided as requested.

Risk Factors

14.

Please add captions to the first and second risk factors that you added in response to prior comments 25 and 26, respectively. Please ensure that each caption clearly conveys the risk to investors and that you provide sufficient information in the text of each risk factor to explain the specific risk.

As requested we have added the following captions to each of the first and second risk factors:

“The Company has no revenues and no employees and our auditors have expressed substantial doubt regarding our ability to continue as a going concern.  Furthermore, the probability of one of the Company’s properties ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will probably be lost.”

We have also added other comments in the test of each of the first and second risk factors to explain the specific risks.

No ongoing mining operations

15.

Please see prior comment 27 and either briefly discuss the risk that would apply if you ever commence actual mining operations or delete this risk factor since this disclosure does not clearly state the risk to investors.

As suggested, we have deleted this risk factor as we feel it does not state the risk to investors.

The Company is dependent upon key management

16.

It appears that you have provided the disclosure requested by prior comment 28, which related to you “[t]he Company is dependent upon key management” risk factor, under the subsequent risk factor. Please refer to prior comment 28 and include the disclosure requested under this risk factor caption.

We have disclosed under this risk factor that Mr. Crupi and Mr. Reed are only affiliated to the Company by consulting agreements and the officers’s lack of experience operating a public mining company.  Furthermore, we have disclosed the fact that Mr. Crupi has never run a public company.

Item 7. Certain Relationships and Related Transactions

17.

Please refer to prior comment 36 and disclose in greater detail how the terms of the issuance of the stock to Mr. Crupi were determined. In this regard, clarify who negotiated the terms on behalf of Paramount.

As set out on page 34 of form 10-SB, the previous director of Paramount Gold Mining Corp., Alex Kaplun, negotiated the terms of Mr. Crupi’ stock issuance in anticipation of his resignation, the Company being reincorporated and renamed and Mr. Crupi becoming president and director.

Statement From the Company

Paramount Gold Mining Corp. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response letter and amended Form 10-SB is satisfactory.

Yours truly,

/S/ Chris Crupi

Christopher Crupi, CA

President